Exhibit 99.1

Merus Labs International Inc. Announces Closing Of $27 Million Bought Deal Financing

TORONTO, March 1, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") (TSX: MSL, NASDAQ: MSLI) is pleased to announce today the closing of its previously announced bought deal financing of subscription receipts (the "Offering") with a syndicate of investment dealers (the "Underwriters").  The Company issued a total of 14,250,000 subscription receipts (the "Subscription Receipts") at a price of $1.90 per Subscription Receipt for gross proceeds of $27,075,000.

The proceeds of the Subscription Receipts will, together with an advance under the Company's amended and restated credit facility announced on February 1, 2016, be used to fund the acquisition from Sanofi S.A. of the rights to the Surgestone®, Provames®, Speciafoldine®, and Tredemine® pharmaceutical products in France for a purchase price of €22.5 million.  Each Subscription Receipt will convert into one special warrant of the Company (the "Special Warrants") upon release of the proceeds from escrow, with each Special Warrant being convertible into one common share of the Company (the "Underlying Shares").

The Company will use its best efforts to file a prospectus supplement further to its base shelf prospectus dated October 30, 2015 in order to qualify the issuance of the Underlying Shares upon conversion of the Special Warrants in Canada.  The prospectus supplement will be filed following the filing of a business acquisition report by the Company in connection with the acquisition of products from UCB Pharma on February 4, 2016.  The Special Warrants will automatically convert into common shares upon the earlier of (i) the third business day following the filing of the prospectus supplement, and (ii) the date that is four months and one day from the date of the closing of the Offering.

The Subscription Receipts have been issued pursuant to private placement exemptions in applicable provinces of Canada.  All securities issued will be subject to a statutory four-month hold period from the date of closing of the Offering in accordance with Canadian securities legislation, subject to the prospectus qualification referred to above.  Neither the Subscription Receipts, the Special Warrants nor the Underlying Shares have been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise and commercial platform in Europe, Canada and select other markets to deliver value.

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, completion of the acquisition of products from Sanofi, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations (including, without limitation, statements with respect to revenue, EBITDA and Adjusted EBITDA). Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions (including the Acquisition), Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Phone: (416) 593-3725, Email: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 09:05e 01-MAR-16